Spidi & Fisch, PC ATTORNEYS AT LAW
1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037 (202) 434-4660 Facsimile: (202) 434-4661
John J. Spidi spidilaw@aol.com		writer's direct dial number (202) 434-4670

VIA EDGAR

April 1, 2013

Christian Windsor, Esq.
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

RE:	TF Financial Corporation
Registration Statement on Form S-4
Filed February 8, 2013
File No. 333-186555

Dear Mr. Windsor:

On behalf of TF Financial Corporation (“TF Financial”), enclosed for filing is Amendment No. 1 to the Company’s Registration Statement on Form S-4 (File No. 333-186555) (“Amendment No. 1”).  Amendment No. 1 has been revised in response to the Staff’s comments set forth in the Staff’s comment letter dated March 7, 2013, with respect to the above-referenced filing.  For ease of reference, we have keyed our responses to the captions and paragraph numbering used in your comment letter.  Terms not otherwise defined are as defined in Amendment No. 1.

General

1.	Please revise to include a current developments section which addresses the quarter and fiscal year ended December 31, 2012 for TF Financial.

The Form S-4 has been updated throughout to replace the September 30 financial statements and data for TF Financial with December 31, 2012 financial data.

2.
Please revise to update the Form S-4 throughout for the financial information presented for Roebling Financial Group for the interim period ended December 31, 2012 in accordance with Rule 8-08 of Regulation S-X.

The Form S-4 has been updated throughout to replace the September 30 information for Roebling with December 31, 2012 stub period financial data.

Spidi & Fisch, PC

Christian Windsor, Esq.
April 1, 2013

3.	Please provide the information required by Item 18(a)(7) of Form S-4.

The disclosure required by Item 18(a)(7) of Form S-4 is included under the heading “Management Following the Merger” which begins on page 162.  As TF is a smaller reporting company, the disclosure required by Item 407(e)(4) of Regulation S-K is not required and is therefore not included. Mr. John Ferry, current Roebling Chairman, will be appointed to the board of directors of 3rd Fed Bank only following the merger.  His biographical data is included and we have added disclosure that he will be entitled to receive director compensation commensurate with the other 3rd Fed Bank directors following his appointment.

Questions and Answers, page 1

4.	Please revise, on page 1 and elsewhere, your description of the consideration to be offered to shareholders of Roebling to include the following:

•	the aggregate value of the consideration being offered for all the shares;
•
disclose that officers and employees who own hold shares in the Roebling ESOP will receive all cash consideration and no stock in TF Financial and that the amount of cash available to shareholders that are not officers or employees will be reduced by the amount of cash paid to officers and employees; and

•	disclose the number of shares pursuant to stock options held by officers and directors and whether the stock options will receive any preference in apportioning cash or stock consideration.

The proxy statement/prospectus included in Amendment No. 1 has been revised throughout to quantify that the aggregate value of the consideration being offered for all the shares of Roebling common stock is $14.5 million.  In addition, the referenced Questions and Answers and other portions of the proxy statement/prospectus where the cash limitation is discussed, have been revised to disclose the number of unallocated ESOP shares and the remaining amount of cash (and shares) that will be available for cash elections.

With respect to the ESOP, only the unallocated shares will be exchanged for all cash. This is being done to facilitate the repayment of the ESOP debt.  There will not be sufficient proceeds to repay the ESOP loan in full; as such, there will not be any excess distribution of cash to plan participants.  With respect to the allocated shares, those shares are not entitled to any preference in the election process but rather must elect cash or stock as with all other shares.  We have added an additional Question and Answer on page 2 of the proxy statement/prospectus to clarify the ESOP share treatment and stock options.  With respect to stock options, unless an optionee exercises the options prior to closing, no consideration will be paid as the exercise price of all such options exceeds $8.60.  If the options are exercised, the holders would not be entitled to any preference in the election process.

Spidi & Fisch, PC

Christian Windsor, Esq.
April 1, 2013

5.	Please revise this section as follows:

•	given that the merger must be approved by a majority of those votes cast, disclose on page 4 in a separate question and answer, the effect of a shareholder not voting; and
•
revise the last question on page 4 to disclose the number of shares in the ESOP and the maximum number and percentage of outstanding shares that will be voted in favor of the merger unless participants send instructions to the contrary.

In accordance with the Staff’s comment, the proxy statement/prospectus has been revised on page 6 to add a separate Question and Answer regarding the impact of not voting.  In addition, the referenced question has been revised to disclose the maximum number and percentage of shares that could be voted by the ESOP trustees in the absence of any instructions from participants.

Summary, page 7

6.
Revise the section entitled “Interests of Certain Persons” on page 10 to disclose all interests and agreements rather than disclose that they ‘include” those listed and include the fact that shares of officers held by the ESOP will receive all cash consideration and no stock in TF Financial.

The section entitled “Interests of Certain Persons” has been revised to disclose all interests and agreements.  As discussed in our response to comment #4, only the unallocated shares in the ESOP will be entitled to the cash preference and plan participants will not receive any benefit from this.  Plan participants are entitled to elect cash or stock as with all other shareholders of Roebling.

Risk Factors, page 16

Roebling Shareholders May Not Receive the Form…, page 16

7.
Please revise this risk factor to quantify the maximum number of shares (excluding those held by the ESOP) that can elect the cash option and still receive all cash. Quantify the amount of cash and stock each share of Roebling will receive if all shares elect to receive cash.  Explain the risk of “adjustment” to which you refer.

The referenced Risk Factor has been revised in response to the Staff’s comment to quantify the number of shares that can elect the cash option and still receive all cash and to quantify the amount of cash and stock into which each share of Roebling would be converted in the event all shareholders elected cash.  As the Risk Factor is meant to discuss the risk that a shareholder will not receive what he or she elects, the word “adjustment” has been deleted.

Spidi & Fisch, PC

Christian Windsor, Esq.
April 1, 2013

The Shares of TF Common Stock to Be Received by Roebling Shareholders…, page 20

8.	Please revise the risk factor on page 20 regarding differences in the rights of shareholders to disclose the material differences.

We have revised the referenced risk factor to discuss the material differences in the rights of shareholders who receive shares of TF common stock in exchange for shares of Roebling common stock.  Please see page 21 of the proxy statement/prospectus.

Difficult economic and market conditions have adversely affected…, page 21

9.
Please revise this risk factor to focus on the risks from the economic conditions in your particular market area, especially real estate prices, vacancies, and foreclosures and on their effect on you.   Explain in detail your reference, on the top of page 43, to the “downturn in the New Jersey and Pennsylvania housing markets.”

The risk factor on page 22 of the proxy statement/prospectus has been revised to provide some data regarding the impact of the economic downturn on TF.

Concentration of Loans in our primary market area…, page 23

10.
Revise this risk factor to provide additional detail regarding the risks from the concentration of ninety nine percent of your loan portfolio in real estate loans in two counties in Pennsylvania and one county in New Jersey.  Discuss how the merger will affect the risk.

The risk factor on page 24 of the proxy statement/prospectus has been revised to provide additional detail regarding the loan concentration risk and the impact of the merger on this risk.

Background of the Merger, page 37

11.	Please revise this section as follows:

•	revise the third paragraph to provide more detail regarding the terms of the Supervisory Agreement;
•	revise the fourth paragraph on page 37 to describe the results of examination by OCC in August 2011 and how this affected your decision to seek a sale of your company;
•	explain in the first paragraph on page 38 how these “restrictions” imposed by OTS posed “significant hurdles” to Roebling’s ability to “enhancing shareholder value;” and
•	revise the second full paragraph on page 42 to describe the “expense saving and revenue-enhancing opportunities” to which you refer.

Spidi & Fisch, PC

Christian Windsor, Esq.
April 1, 2013

We understand from the Staff that, with respect to the first bullet point, the Staff was not asking for a disclosure of the results of the examination but rather the impact on Roebling Bank of the regulatory limitations resulting from the examination.  We have revised the third paragraph of the “Background of the Merger” section on page 37 to discuss the most significant limitations and requirements imposed on Roebling Bank as a result of the Supervisory Agreement.  We have also revised the eleventh paragraph of the “Background of the Merger” section on page 38 to disclose how the results of the OCC examination had an impact on the board’s decision to seek a sale of the company.  The seventh paragraph of the “Background of the Merger” section on page 37 has been revised to discuss the impact of complying with the terms of the Supervisory Agreement on Roebling’s ability to enhance shareholder value through normal operations.  Lastly, the eighteenth bullet point under the heading “Reasons for the Merger and Recommendation of the Roebling Board of Directors” on page 42 has been expanded to discuss in greater detail the expense saving and revenue-enhancing opportunities anticipated as a result of the merger.

12.
Please provide us with legal analysis addressing your claim, in the last paragraph on page 43, that “all” the information in this section relating to the reasons the Roebling Board approved the merger is “forward looking information” within the meaning of the Private Securities Litigation Reform Act of 1995.

The referenced sentence has been deleted.  Please see page 43 of the proxy statement/prospectus.

Opinion of Roebling’s Financial Advisor, page 44

13.	Please provide us with copies of any reports, presentations or other materials provided by FinPro to the Roebling Board.

The requested materials are being provided to the Staff supplementally under cover of a confidential treatment request.

14.
Revise this section to remove the implication that shareholders may not rely upon the disclosure included in the registration statement, including the statement that the opinion was directed to Roebling’s Board.

In accordance with the Staff’s comment, the disclosure was revised on page 45 of the proxy statement/prospectus to delete the reference that the opinion was addressed to Roebling’s Board.

Reasons for the Merger and the Recommendations of the Roebling Board…, page 40

15.	Revise this section to clarify whether the Board considered the fact that the merger consideration is less than the current book value of Roebling in making its recommendation.

Spidi & Fisch, PC

Christian Windsor, Esq.
April 1, 2013

In accordance with the Staff’s comment, this section has been revised to disclose that the Roebling Board did consider the fact that the merger consideration was below book value in its decision to approve the merger agreement and recommend the merger.  Please see page 40 of the proxy statement/prospectus.

TF’s Reasons for the Merger, page 44

16.	Revise this section to clarify if the TF board considered the regulatory agreement between Roebling and the Office of the Comptroller of the Currency in determining to approve the merger.

The section entitled “TF’s Reasons for the Merger” has been revised to clarify that the TF Board did consider the impact of the regulatory agreement on Roebling and the likelihood that it would be lifted upon completion of the merger.  Please see page 44 of the proxy statement/prospectus.

Election Procedures; Surrender of Stock Certificates, page 52

17.
Revise this section to clarify how the exchange agent will return stock certificates submitted with election forms in the event that the merger is terminated.  Please clarify that the stock forms will be returned promptly.

The referenced section has been revised to disclose that in the event that the merger is not completed, the exchange agent will promptly return all stock certificates submitted with election materials.  Please see page 52 of the proxy statement/prospectus.

Material United States Federal Income Tax Consequences of the Merger, page 55

18.
Revise this section to clarify that counsel have provided a tax opinion with the registration statement that opines that the merger will be treated as reorganization under 368(a) and that investor who receive stock as merger consideration will not be taxed.  Revise the disclosure on page 57 to remove the conditional introduction to the tax discussion, since this section is based upon the tax opinion of counsel.  Make conforming changes to your disclosure on page 14.  Please refer to Item 601(b)(8) of Regulation S-K.  You may further refer to Staff Legal Bulletin 19.

The disclosure has been revised in accordance with the Staff’s comment.  Please see page 56 of the proxy statement/prospectus.

Spidi & Fisch, PC

Christian Windsor, Esq.
April 1, 2013

Regulatory Matters Relating to the Merger, page 56

19.
Revise this section, or another section of the S-4 to describe the material provisions of the agreement with the Office of the Comptroller of the Currency, and all material actions taken by Roebling in order to comply with the agreement.

This section has been revised to describe the material provisions of the agreement with the Office of the Comptroller of the Currency in accordance with the Staff’s comment.  Please see page 139 of the proxy statement/prospectus.

Notes to Unaudited Pro Forma Combined Financial Statements

20.
Please revise to disclose the purchase price allocation used to calculate the pro forma merger adjustments.  This should show the specific carrying values of assets and liabilities acquired, adjustments made to record those assets and liabilities at fair value, amounts of identifiable intangible assets recognized and calculation of the bargain purchase gain.  If preliminary, disclose that fact.

The Notes to the Unaudited Pro Forma Combined Financial Statements have been revised to disclose the purchase price allocation and to disclose that this is preliminary. Please see page 81 of the proxy statement/prospectus.

21.
To enable a reader to recalculate amortization expense, please revise to provide a table that discloses the expected useful lives or amortization periods of any asset or liability acquired for which you recorded a fair value adjustment (for example; loans, deposits, short-term borrowings, etc).  Alternatively, this information can be presented separately in each related footnote.

Notes 3, 4, 6 and 8 have been revised to disclose the expected useful lives or amortization periods of the assets and liabilities acquired for which a fair value adjustment is recorded.  Please see page 82 of the proxy statement/prospectus.

22.
We note you do not have a pro forma fair value adjustment related to securities held to maturity on your pro forma balance sheet.  We further note these securities have fair values of $2,418 and $91,563 as of September 30, 2012, as shown in TF and Roebling’s investment footnotes on pages F-8 and F-86, respectively.  Please revise or advise us.

The pro forma balance sheet in Amendment No. 1 reflects a positive adjustment of $3,000 on Roebling’s held to maturity securities consistent with Note 4 in Roebling’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2012.  Please see page 78 of the proxy statement/prospectus.

23.	We note per footnote 1 that the net reduction in cash reflects the amount to be paid to Roebling shareholders at closing after a $6.0 million special cash dividend from 3rd Fed

Spidi & Fisch, PC

Christian Windsor, Esq.
April 1, 2013

Bank to TF.  Please revise your filing to provide additional information about this special cash dividend.  For example, we note total consolidated cash for TF Financial, which presumably includes the cash of 3rd Fed Bank, totaled $3.7 million at September 30, 2012.  Explain where the additional cash needed to pay the Roebling shareholders at closing will come from.  In addition, tell us how you determined this dividend is directly attributable to the merger and factually supportable in accordance with Article 11 of Regulation S-X.

The pro forma balance in Amendment No. 1 has been revised to show that the cash consideration will be funded by using cash on hand rather than borrowings.  Please see page 78 of the proxy statement/prospectus.

24.
We note per footnote 3 that a $3.3 million adjustment was made to reflect the credit risk of Roebling’s loan portfolio and that this discount will be accreted on a straight- line basis over the expected life of the affected loans. Based on this disclosure, it appears some of your acquired loans may have shown evidence of deteriorated credit quality.  Please clarify for us whether any of the acquired loans were within the scope of ASC 310-30 and if so, explain how amortization of the adjustment on a straight- line basis complies with this accounting guidance.

Footnote 4 has been revised to clarify that a portion of the discount is being treated as accretable and a portion non-accretable.  With respect to the accretable portion, it is being recognized over a preliminary estimated 5 year weighted average life of the loans.  Please see page 82 of the proxy statement/prospectus.

25.	Based on the information provided in footnotes 3 and 4, it would seem that the net pro forma adjustment for the twelve month period would be $150,000. Please revise or advise accordingly.

Footnotes 3 and 4 have been revised to clarify that the net adjustment would be ($444,000) as a result of the combined effects of a positive adjustment of $327,000 offset by a negative adjustment of $771,000 as detailed in those notes.  Please see the pro forma income statement on page 79 and revised notes 3 and 4 on page 82 of the proxy statement/prospectus.

26.
Please revise to specifically disclose how the net adjustment to loans as a result of pro forma adjustments 3-5 has been determined.  We are unable to recalculate the adjustment on your pro forma balance sheet.

Footnotes 3 and 4 have been revised to detail that the pro forma adjustments to the gross loan portfolio consist of a positive adjustment of $2.699 million due to interest rates and a negative adjustment of $3.274 million due to credit quality concerns.  Please see page 82 of the proxy statement/prospectus.

Spidi & Fisch, PC

Christian Windsor, Esq.
April 1, 2013

27.
In regard to footnote 9, please revise to provide more detail surrounding the reason for the $8.165 million adjustment to short-term borrowings.  In addition, confirm that the 1.50% interest rate assumed on the short term borrowings is commensurate with current rates on existing short-term borrowings.

The revised pro formas no longer assume any increase in borrowings as a result of the transaction.  The only adjustment to borrowings is a fair value adjustment.  Please see footnote 9 on page 82 of the proxy statement/prospectus.

28.
Please revise footnote 10 to clearly explain what the incremental net income of $1.842 million generated after the fair value adjustments represents.  In addition, please revise to include in tabular format a reconciliation of the adjustments which impact the equity accounts.

The pro forma data has been revised to delete any incremental increase in net income as a result of the transaction.  Each adjustment to the equity accounts is described in footnotes 10, 11 and 12.  Please see the revised footnotes on page 82 of the proxy statement/prospectus.

29.
Please revise to remove the bargain purchase gain and transaction expenses discussed in footnotes 13 and 14 from your pro forma statements of income, as these appear to be nonrecurring items, or advise us.  Pro forma adjustments to the income statement can only be made if they are expected to have a continuing impact.  You may refer to these items in a footnote.  Refer to Article 11 of Regulation S-X.

The pro forma statement of income has been revised to remove the bargain purchase gain.  It is discussed in footnote 12.  Please see page 82 of the proxy statement/prospectus.

Exhibits

Exhibit 8.1 Tax Opinion of Spidi & Fisch, PC
Exhibit 8.2 Tax Opinion of Silver Freedman & Taff, LLP

30.
Revise the opinions so that it specifically opine upon the material tax consequences of the merger.  It is not appropriate to provide an opinion of the accuracy of tax disclosure, including disclosure about the tax treatment of shareholders who receive stock as a result of the transaction.

The tax opinions have been revised in accordance with the Staff’s comment.  Revised tax opinions have been filed as Exhibits 8.1 and 8.2 to Amendment No. 1.

31.	Revise the second paragraph of each opinion so that it is clear that you are relying on representations as to factual matters in part (iii) of the first sentence.

Spidi & Fisch, PC

Christian Windsor, Esq.
April 1, 2013

The tax opinions have been revised in accordance with the Staff’s comment.  Revised tax opinions have been filed as Exhibits 8.1 and 8.2 to Amendment No. 1.

TF Financial hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve TF Financial from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
TF Financial may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

If you have any additional comments or questions, please direct such inquiries to the undersigned or Joan S. Guilfoyle, Esq. of this office.  Thank you for your prompt attention to this matter.

Sincerely,

/s/ John J. Spidi

John J. Spidi

cc:           Kent C. Lufkin, President and Chief Executive Officer, TF Financial Corporation
 Joan S. Guilfoyle, Esq.